Filed by DoorDash, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: Wolt Enterprises Oy

Commission File No.: 001-39759

The following communications were first made available on April 19, 2022.

Subject: Update on Wolt equity conversion next steps

Distribution: Wolt equity holders currently employed by Wolt excluding Japan

Dear Wolt equity holders,

Our planned transaction with DoorDash is moving forward toward closing, and we wanted to share with you an important update impacting holders (or beneficial owners) of Wolt stock options that will be vested at the closing of the transaction and share a bit on what happens next in the process.

Change in the transaction structure impacting those employees holding vested and unexercised Wolt options at closing

In agreement with DoorDash, we made a change to the structure of our planned transaction that impacts holders (or beneficial owners) of vested and unexercised Wolt options at closing.

In November 2021, when we announced that Wolt entered into an agreement to join forces with DoorDash, we informed you that at the closing of the transaction with DoorDash, Wolt shares and vested and unexercised Wolt options held by Wolt continuing employees would be replaced with DoorDash shares, and that unvested Wolt options would be replaced with unvested DoorDash Restricted Stock Units (RSUs).

The change that we have now agreed on is that vested and unexercised Wolt stock options held by “continuing Wolt employees” at closing will be replaced with vested DoorDash stock options. Unvested Wolt stock options held by Wolt continuing employees will still be replaced by DoorDash RSUs as previously announced. “Continuing Wolt employees” means any employee who is employed with Wolt immediately following the closing of the transaction.

Now, let us explain why we’re doing this. First, together with DoorDash, we concluded that the previous structure would have triggered an immediate tax liability for many employees holding vested and unexercised Wolt options at closing. As a result, the impacted holders of vested and unexercised Wolt options would have been responsible for satisfying this tax liability, either through selling DoorDash shares to cover the taxes in a manner that complies with DoorDash’s insider trading policy, or, alternatively, in some jurisdictions, we would have had to withhold the tax amount from an employee’s monthly salary (or salaries) after closing. We were concerned that both of these alternatives would be overly burdensome to impacted Wolt employees holding vested and unexercised options, and we wanted to find a better solution.

We anticipate that replacing vested and unexercised Wolt stock options with vested DoorDash options at closing means for the majority of our employees that any applicable taxes will need to be paid only when you exercise your vested DoorDash options (i.e., subscribe for DoorDash shares) or only when you decide to sell the DoorDash shares acquired upon the exercise of Substitute Options, and not automatically when the transaction closes (as would have been the case in many jurisdictions if vested Wolt stock options had been replaced with DoorDash shares).

Financing tax exposure and aggregate strike price

When you exercise your vested DoorDash options following the closing, you can sell some of the DoorDash shares you subscribed for at the same time to finance the aggregate strike price, meaning that you don’t need to put up your own money to cover the strike price. Please note though that this type of cashless transaction generally can only be done in an open trading window and in compliance with DoorDash’s insider trading policy. Cash exercises of vested DoorDash options (like the subscriptions available until today with vested Wolt options, meaning when you are funding the subscription price with your own money to cover the cost of the exercise and taxes) can generally still take place outside of the open trading windows.

As mentioned above, when you exercise your vested DoorDash options following the closing, you may have to pay tax at the time of exercise in most countries in which we operate. In many of these countries, the taxable amount is calculated as the difference between the DoorDash share price at the time of exercise and the exercise price for each share of DoorDash stock being exercised (including any shares that are sold to fund the exercise price and applicable taxes). To finance such tax obligation, you may choose to sell part of the DoorDash shares subscribed if the exercise is done in compliance with DoorDash’s insider trading policy. Please note though that this type of cashless transaction generally can only be done in an open trading window and in compliance with DoorDash’s insider trading policy. If you do not elect to sell part of the DoorDash shares acquired upon exercise of DoorDash options to cover your tax obligations, in some countries we may be required to withhold the tax amount from your monthly salary (or salaries) after the exercise.

As the taxation and tax withholding obligations vary between countries, we will be issuing country-specific tax memos and hold country-specific tax sessions prior to closing for additional information.

Next steps in the process

Before closing the transaction, we need to go through a process called “solicitation”. Those of you with Wolt shares and Wolt options (vested or unvested) will soon be contacted by a third-party solicitation agent, PNC, about completing the steps applicable to you. In practice, this means taking necessary actions for opening brokerage accounts and signing paperwork in the solicitation agent’s online portal to which you will soon receive an invite. You will receive instructions on the specific actions which you are required to take in order to receive DoorDash securities.

In addition, employees receiving DoorDash options or DoorDash RSUs at closing will need to open a Schwab account. These employees will receive instructions for this on the online portal. Schwab is the equity platform that DoorDash uses that the employees will need to use in order to transact on their DoorDash equity awards (be it stock options or RSUs) following the closing. Please note; however, that Wolt employees based in Israel, who receive DoorDash options or DoorDash RSUs, will need to open a Schwab account upon receipt thereof, as well as an account with Altshare.

We also wanted to share with you the attached document that answers frequently asked questions about the impact the planned DoorDash transaction may have on Wolt equity and what Wolt equity holders can expect will happen next in the process.

We will also organize an internal session soon where we will walk you through the next steps and explain again the rationale and implications of the “options to options” change described above and where you will have a chance to ask questions. The invites for this call will follow shortly.

Please note that the Q&A document and the upcoming event are not applicable to Wolt equity holders in Japan, who will be contacted separately as the solicitation process and timeline for them is different.

Best regards,

Wolt equity team

Important to note

You should note that taxes are impacted by also various personal factors that are unknown to Wolt, and as such Wolt is not in a position to provide personal tax or financial advice. While describing certain general tax related topics, this letter does not constitute tax advice and you should not rely solely on this information for tax or investment decisions. You are encouraged to consult your own tax or financial advisor.

Information contained herein includes plans and is confidential and privileged. Information and plans contained herein are for integration planning purposes only and subject to finalization and additional management reviews. Plans are subject to any applicable laws and consultations.

The Israeli Securities Authority (the “ISA”) granted specific approvals pursuant to filings made by or on behalf of DoorDash, according to which the consideration you may be entitled to receive pursuant to the contemplated transaction does not constitute a public offering in Israel. Such filings and/or the approvals (or redacted versions thereof) may be published on the ISA website.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events, including the timing of the proposed transaction and other information related to the proposed transaction. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern the proposed transaction and our expectations, strategy, plans or intentions regarding it. Forward-looking statements in this communication include, but are not limited to, (i) expectations regarding the timing, completion and expected benefits of our proposed acquisition of Wolt Enterprises Oy (“Wolt”), (ii) plans, objectives and expectations with respect to future operations, stakeholders and the markets in which we, Wolt and the combined company will operate, and (iii) the expected impact of the proposed transaction on the business of the parties. Expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks, uncertainties and other factors relate to, among others: risks and uncertainties related to our pending acquisition of Wolt, including the failure to obtain, or delays in obtaining, required regulatory approvals, the failure to satisfy any of the closing conditions to the proposed transaction on a timely basis or at all and costs and expenses associated with failure to close; costs, expenses or difficulties related to the acquisition of Wolt, including the integration of the Wolt’s business; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; the potential impact of the announcement, pendency or consummation of the proposed transaction on relationships with our and/or Wolt’s employees, customers, suppliers and other business partners; the risk of litigation or regulatory actions to us and/or Wolt; inability to retain key personnel; changes in legislation or government regulations affecting us or Wolt; developments in the COVID-19 pandemic and resulting business and operational impacts on us and/or Wolt; and economic, financial, social or political conditions that could adversely affect us, Wolt or the proposed transaction. For additional information on other potential risks and uncertainties that could cause actual results to differ from the results predicted, please see our Registration Statement on Form S-4, the prospectus contained therein relating to the proposed acquisition of Wolt, Annual Report on Form 10-K for the year ended December 31, 2021 and subsequent Form 10-Qs or Form 8-Ks filed with the Securities and Exchange Commission (the “SEC”). All information provided in this communication is as of the date of this communication and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable, and information available to us, as of such date. We undertake no duty to update this information unless required by law.

—

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and, where applicable, the requirements under the securities laws of any other applicable jurisdiction.

FOR ISRAELI EQUITY HOLDERS – The issuance of 102 Awards does not constitute a public offering under the Israeli Securities Law, 1968, and exemptions in connection therewith were issued by the Israeli Securities Authority.

Advertisement

This document is not a prospectus for the purposes of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC (the “EU Prospectus Regulation”). Finnish resident equity holders of Wolt are urged to carefully read the Finnish prospectus approved by the Finnish Financial Supervisory Authority (as supplemented from time to time as required under applicable laws) when it becomes available at https://ir.doordash.com/resources/documents-for-finnish-wolt-securityholders to fully understand the risks and rewards associated with the proposed transaction. The approval of the Finnish prospectus should not be understood as an endorsement by the Finnish Financial Supervisory Authority of the DoorDash Class A common stock. With respect to the member states of the European Economic Area other than Finland, no offer of DoorDash Class A common stock or other securities of DoorDash has been made and will not be made to the public in that Member State which would require DoorDash to publish a prospectus pursuant to Article 3 of the EU Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the EU Prospectus Regulation.

Important Additional Information Will be Filed with the SEC

DoorDash has filed a registration statement on Form S-4, which includes a prospectus of DoorDash. The registration statement on Form S-4, as amended, was declared effective by the Securities and Exchange Commission (the “SEC”) on February 28, 2022. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the prospectus and other documents filed with the SEC by DoorDash through the website maintained by the SEC at www.sec.gov and on DoorDash’s website at ir.doordash.com.

Notice to Wolt securityholders in jurisdictions other than Finland

Notice to Wolt securityholders in the United Kingdom

This document is for distribution only to, and is only directed at, persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 43 of the Financial Promotion Order, (iii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iv) are outside the United Kingdom, or (v) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, as amended) in connection with the issue or sale of DoorDash Class A Common Stock may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). This document is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this document relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

Notice to Wolt securityholders in the European Economic Area

This document has been prepared on the basis that any offer of DoorDash Class A common stock in any Member State of the European Economic Area (“EEA”) other than offers (the “Permitted Public Offers”) which are made prior to the Closing, and which are contemplated in the prospectus in Finland (the “Finnish Prospectus”) once the Finnish Prospectus has been approved by the competent authority in Finland and published in accordance with Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC, as amended (the “Prospectus Regulation”), and in respect of which DoorDash has consented in writing to the use of the Finnish Prospectus, will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of DoorDash Class A common stock. Accordingly, any person making or intending to make an offer in that Member State of DoorDash Class A common stock which are the subject of the offer contemplated in the Finnish Prospectus, other than the Permitted Public Offers, may only do so in circumstances in which no obligation arises for DoorDash to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, in each case, in relation to such offer. DoorDash has not authorized, nor does it authorize, the making of any offer (other than Permitted Public Offers) of DoorDash Class A common stock in circumstances in which an obligation arises for DoorDash to publish or supplement a prospectus for such offer.

In relation to each Member State of the EEA with effect from and including 21 July 2019 (the “Prospectus Regulation Applicability Date”) no offer has been made and will not be made (other than a Permitted Public Offer) of DoorDash Class A common stock which are the subject of the offering contemplated by the Finnish Prospectus to the public in that Member State, except that, with effect from and including the Prospectus Regulation Applicability Date, an offer of such DoorDash Class A common stock is made to the public in that Member State:

a) to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

b) to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation) as permitted under the Prospectus Regulation, subject to obtaining the prior consent of DoorDash for any such offer; or

c) in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no offer of DoorDash Class A common stock is made which would require DoorDash to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

In this section, the expression “an offer of DoorDash Class A common stock to the public” in relation to any DoorDash Class A common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the DoorDash Class A common stock to be offered so as to enable a Wolt securityholder to decide to purchase or subscribe to DoorDash Class A common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Regulation in that Member State.

Notice to Wolt securityholders in the Cayman Islands

This document has not been approved by any governmental or regulatory authority in the Cayman Islands and does not constitute an offer or invitation to members of the public of any securities of DoorDash or Wolt, whether by way of sale or subscription, in the Cayman Islands. Any securities of DoorDash or Wolt have not been offered or sold, will not be offered or sold and no invitation to subscribe for these securities will be made, directly or indirectly, to members of the public in the Cayman Islands.

Wolt securityholders are advised to consult legal counsel prior to making any offer, resale, mortgage, charge, pledge or other transfer of any securities of DoorDash or Wolt.

This document may not be used for, or in connection with, and does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to acquire any securities of DoorDash or Wolt in any jurisdiction in which such an offer or solicitation is unlawful.

Notice to Wolt securityholders in Japan

DoorDash Class A common stock offered in Finland under the Finnish Prospectus has not been and will not be registered under the Financial Instruments and Exchange Act of Japan. DoorDash Class A common stock offered in Finland under the Finnish Prospectus may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Act and otherwise in compliance with any applicable laws, rules, regulations and governmental guidelines.

********************************************************************************************

Subject: Update on Wolt equity conversion next steps

Distribution: Wolt equity holders currently employed by Wolt in Japan

Dear Wolt equity holders,

Our planned transaction with DoorDash is moving forward toward closing, and we wanted to share with you an important update impacting holders (or beneficial owners) of Wolt stock options that will be vested at the closing of the transaction and share a bit on what happens next in the process.

Change in the transaction structure impacting those employees holding vested and unexercised Wolt options at closing

In agreement with DoorDash, we made a change to the structure of our planned transaction that impacts holders (or beneficial owners) of vested and unexercised Wolt options at closing.

In November 2021, when we announced that Wolt entered into an agreement to join forces with DoorDash, we informed you that at the closing of the transaction with DoorDash, Wolt shares and vested and unexercised Wolt options held by Wolt continuing employees would be replaced with DoorDash shares, and that unvested Wolt options would be replaced with unvested DoorDash Restricted Stock Units (RSUs).

The change that we have now agreed on is that vested and unexercised Wolt stock options held by “continuing Wolt employees” at closing will be replaced with vested DoorDash stock options. Unvested Wolt stock options held by Wolt continuing employees will still be replaced by unvested DoorDash RSUs as previously announced. “Continuing Wolt employees” means any employee who is employed with Wolt immediately following the closing of the transaction.

Now, let us explain why we’re doing this. First, together with DoorDash, we concluded that the previous structure would have triggered an immediate tax liability for many employees holding vested and unexercised Wolt options at closing. As a result, the impacted holders of vested and unexercised Wolt options would have been responsible for satisfying this tax liability, either through selling DoorDash shares to cover the taxes in a manner that complies with DoorDash’s insider trading policy, or, alternatively, in some jurisdictions, we would have had to withhold the tax amount from an employee’s monthly salary (or salaries) after closing. We were concerned that both of these alternatives would be overly burdensome to impacted Wolt employees holding vested and unexercised options, and we wanted to find a better solution.

Replacing vested and unexercised Wolt stock options with vested DoorDash options at closing generally means that any applicable taxes will need to be paid only when you exercise your vested DoorDash options (i.e., subscribe for DoorDash shares) or only when you decide to sell the DoorDash shares acquired through the exercise, so not automatically when the transaction closes, as would have been the case in many jurisdictions if vested Wolt stock options had been replaced with DoorDash shares.

Financing tax exposure and aggregate strike price

When you exercise your vested DoorDash options following the closing, you can sell some of the DoorDash shares you subscribed for at the same time to finance the aggregate strike price, meaning that you don’t need to put up your own money to cover the strike price. Please note though that this type of cashless transaction generally can only be done in an open trading window and in compliance with DoorDash’s insider trading policy. Cash exercises of vested DoorDash options (like the subscriptions available until today with vested Wolt options, meaning when you are funding the subscription price with your own money to cover the cost of the exercise and taxes) can generally still take place outside of the open trading windows.

As mentioned above, when you exercise your vested DoorDash options following the closing, you also may have to pay tax at the time of exercise in most countries in which we operate. In many of these countries, the taxable amount is calculated as the difference between the DoorDash share price at the time of exercise, and the exercise price for each share of DoorDash stock being exercised (including any shares that are sold to fund the exercise price and applicable taxes). To finance such tax obligation, you may choose to sell part of the DoorDash shares subscribed if the exercise is done in compliance with DoorDash’s insider trading policy. Please note though that this type of cashless transaction generally can only be done in an open trading window and in compliance with DoorDash’s insider trading policy. If you do not elect to sell part of the DoorDash shares acquired upon exercise of DoorDash options to cover your tax obligations, in some countries we may be required to withhold the tax amount from your monthly salary (or salaries) after the exercise.

As the taxation and tax withholding obligations vary between countries, we will be issuing country-specific tax memos and hold country-specific tax sessions prior to closing for additional information.

More information about next steps following soon

Before closing the transaction, we need to go through a process called “solicitation”. The timeline for this varies a bit between countries, but when it is time for the process to start in your country, those of you with Wolt shares and Wolt options (vested or unvested) will be contacted by a third-party solicitation agent, PNC, about completing the solicitation steps applicable to you. In practice, this means taking necessary actions for opening brokerage accounts and signing paperwork in the solicitation agent’s online portal to which you will receive an invite. You will receive instructions on the specific actions which you are required to take in order to receive DoorDash securities.

In addition, employees receiving DoorDash options or DoorDash RSUs at the closing will need to open a Schwab account. These employees will receive instructions for this on the online portal. Schwab is the equity platform that DoorDash uses that the employees will need to use in order to transact on their DoorDash equity awards (be it stock options or RSUs) following the closing.

We will reach out to you still before the solicitation process starts with more information and login instructions and invites to both the solicitation portal and the Schwab platform.

Best regards,

Wolt equity team

Important to note

You should note that taxes are impacted by also various personal factors that are unknown to Wolt, and as such Wolt is not in a position to provide personal tax or financial advice. While describing certain general tax related topics, this letter does not constitute tax advice and you should not rely solely on this information for tax or investment decisions. You are encouraged to consult your own tax or financial advisor.

Information contained herein includes plans and is confidential and privileged. Information and plans contained herein are for integration planning purposes only and subject to finalization and additional management reviews. Plans are subject to any applicable laws and consultations.

The Israeli Securities Authority (the “ISA”) granted specific approvals pursuant to filings made by or on behalf of DoorDash, according to which the consideration you may be entitled to receive pursuant to the contemplated transaction does not constitute a public offering in Israel. Such filings and/or the approvals (or redacted versions thereof) may be published on the ISA website.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events, including the timing of the proposed transaction and other information related to the proposed transaction. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern the proposed transaction and our expectations, strategy, plans or intentions regarding it. Forward-looking statements in this communication include, but are not limited to, (i) expectations regarding the timing, completion and expected benefits of our proposed acquisition of Wolt Enterprises Oy (“Wolt”), (ii) plans, objectives and expectations with respect to future operations, stakeholders and the markets in which we, Wolt and the combined company will operate, and (iii) the expected impact of the proposed transaction on the business of the parties. Expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks, uncertainties and other factors relate to, among others: risks and uncertainties related to our pending acquisition of Wolt, including the failure to obtain, or delays in obtaining, required regulatory approvals, the failure to satisfy any of the closing conditions to the proposed transaction on a timely basis or at all and costs and expenses associated with failure to close; costs, expenses or difficulties related to the acquisition of Wolt, including the integration of the Wolt’s business; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; the potential impact of the announcement, pendency or consummation of the proposed transaction on relationships with our and/or Wolt’s employees, customers, suppliers and other business partners; the risk of litigation or regulatory actions to us and/or Wolt; inability to retain key personnel; changes in legislation or government regulations affecting us or Wolt; developments in the COVID-19 pandemic and resulting business and operational impacts on us and/or Wolt; and economic, financial, social or political conditions that could adversely affect us, Wolt or the proposed transaction. For additional information on other potential risks and uncertainties that could cause actual results to differ from the results predicted, please see our Registration Statement on Form S-4, the prospectus contained therein relating to the proposed acquisition of Wolt, Annual Report on Form 10-K for the year ended December 31, 2021 and subsequent Form 10-Qs or Form 8-Ks filed with the Securities and Exchange Commission (the “SEC”). All information provided in this communication is as of the date of this communication and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable, and information available to us, as of such date. We undertake no duty to update this information unless required by law.

—

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and, where applicable, the requirements under the securities laws of any other applicable jurisdiction.

FOR ISRAELI EQUITY HOLDERS – The issuance of 102 Awards does not constitute a public offering under the Israeli Securities Law, 1968, and exemptions in connection therewith were issued by the Israeli Securities Authority.

Advertisement

This document is not a prospectus for the purposes of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC (the “EU Prospectus Regulation”). Finnish resident equity holders of Wolt are urged to carefully read the Finnish prospectus approved by the Finnish Financial Supervisory Authority (as supplemented from time to time as required under applicable laws) when it becomes available at https://ir.doordash.com/resources/documents-for-finnish-wolt-securityholders to fully understand the risks and rewards associated with the proposed transaction. The approval of the Finnish prospectus should not be understood as an endorsement by the Finnish Financial Supervisory Authority of the DoorDash Class A common stock. With respect to the member states of the European Economic Area other than Finland, no offer of DoorDash Class A common stock or other securities of DoorDash has been made and will not be made to the public in that Member State which would require DoorDash to publish a prospectus pursuant to Article 3 of the EU Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the EU Prospectus Regulation.

Important Additional Information Will be Filed with the SEC

DoorDash has filed a registration statement on Form S-4, which includes a prospectus of DoorDash. The registration statement on Form S-4, as amended, was declared effective by the Securities and Exchange Commission (the “SEC”) on February 28, 2022. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the prospectus and other documents filed with the SEC by DoorDash through the website maintained by the SEC at www.sec.gov and on DoorDash’s website at ir.doordash.com.

Notice to Wolt securityholders in jurisdictions other than Finland

Notice to Wolt securityholders in the United Kingdom

This document is for distribution only to, and is only directed at, persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 43 of the Financial Promotion Order, (iii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iv) are outside the United Kingdom, or (v) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, as amended) in connection with the issue or sale of DoorDash Class A Common Stock may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). This document is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this document relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

Notice to Wolt securityholders in the European Economic Area

This document has been prepared on the basis that any offer of DoorDash Class A common stock in any Member State of the European Economic Area (“EEA”) other than offers (the “Permitted Public Offers”) which are made prior to the Closing, and which are contemplated in the prospectus in Finland (the “Finnish Prospectus”) once the Finnish Prospectus has been approved by the competent authority in Finland and published in accordance with Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC, as amended (the “Prospectus Regulation”), and in respect of which DoorDash has consented in writing to the use of the Finnish Prospectus, will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of DoorDash Class A common stock. Accordingly, any person making or intending to make an offer in that Member State of DoorDash Class A common stock which are the subject of the offer contemplated in the Finnish Prospectus, other than the Permitted Public Offers, may only do so in circumstances in which no obligation arises for DoorDash to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, in each case, in relation to such offer. DoorDash has not authorized, nor does it authorize, the making of any offer (other than Permitted Public Offers) of DoorDash Class A common stock in circumstances in which an obligation arises for DoorDash to publish or supplement a prospectus for such offer.

In relation to each Member State of the EEA with effect from and including 21 July 2019 (the “Prospectus Regulation Applicability Date”) no offer has been made and will not be made (other than a Permitted Public Offer) of DoorDash Class A common stock which are the subject of the offering contemplated by the Finnish Prospectus to the public in that Member State, except that, with effect from and including the Prospectus Regulation Applicability Date, an offer of such DoorDash Class A common stock is made to the public in that Member State:

a) to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

b) to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation) as permitted under the Prospectus Regulation, subject to obtaining the prior consent of DoorDash for any such offer; or

c) in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no offer of DoorDash Class A common stock is made which would require DoorDash to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

In this section, the expression “an offer of DoorDash Class A common stock to the public” in relation to any DoorDash Class A common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the DoorDash Class A common stock to be offered so as to enable a Wolt securityholder to decide to purchase or subscribe to DoorDash Class A common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Regulation in that Member State.

Notice to Wolt securityholders in the Cayman Islands

This document has not been approved by any governmental or regulatory authority in the Cayman Islands and does not constitute an offer or invitation to members of the public of any securities of DoorDash or Wolt, whether by way of sale or subscription, in the Cayman Islands. Any securities of DoorDash or Wolt have not been offered or sold, will not be offered or sold and no invitation to subscribe for these securities will be made, directly or indirectly, to members of the public in the Cayman Islands.

Wolt securityholders are advised to consult legal counsel prior to making any offer, resale, mortgage, charge, pledge or other transfer of any securities of DoorDash or Wolt.

This document may not be used for, or in connection with, and does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to acquire any securities of DoorDash or Wolt in any jurisdiction in which such an offer or solicitation is unlawful.

Notice to Wolt securityholders in Japan

DoorDash Class A common stock offered in Finland under the Finnish Prospectus has not been and will not be registered under the Financial Instruments and Exchange Act of Japan. DoorDash Class A common stock offered in Finland under the Finnish Prospectus may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Act and otherwise in compliance with any applicable laws, rules, regulations and governmental guidelines.